Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Vasogen Announces First Quarter 2008 Results

     MISSISSAUGA, ON, April 3 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS),
today reported the results of operations for the three months ended
February 29, 2008. All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.
     At February 29, 2008, our cash and cash equivalents totaled $19.9 million, compared with $23.5 million at November 30, 2007.
     We incurred a net loss for the three months ended February 29, 2008, of
$5.3 million, or $0.24 per common share, compared with a net loss of
$7.7 million, or $0.47 per common share for the same period in 2007. A key driver of this decrease was a $1.6 million reduction in expenses resulting from the repayment of the senior convertible notes in April 2007, and lower infrastructure and other support costs driven by lower employee numbers in
2008.
     For the three months ended February 29, 2008, research and development expenses decreased to $2.8 million from $3.0 million for the comparable period in 2007. During the first quarter of 2008, these costs were incurred for the initial commercialization of Celacade in Europe and for preparations for
ACCLAIM II, a study designed to evaluate the Celacade technology for the treatment of patients with NYHA Class II heart failure.
     General and administration expenses were $2.7 million for the three months ended February 29, 2008, compared to $3.6 million for the same period in 2007 as a result of lower employee numbers.

     <<
     Highlights

     -   In January, preclinical findings demonstrating that VP025, the lead candidate from our VP series of drugs, provides a significant neuroprotective effect in a model of Parkinson's disease were published in the European Journal of Neuroscience (Vol 27, pp.294-
         300, 2008).

     -   The results from the phase III ACCLAIM trial of our Celacade System in patients with chronic heart failure were published in the
         January 19th issue of The Lancet (Lancet 2008; 371: 228-36), a world-
         leading medical journal. As we previously reported, while the trial did not meet its primary endpoint, a key finding from the ACCLAIM trial was a 39% reduction in the risk of death or cardiovascular hospitalizations for a large pre-specified subgroup of patients with
         NYHA Class II heart failure who received Celacade therapy, compared to patients receiving placebo.

     -   On March 14, 2008, we had a teleconference with the FDA to discuss and clarify the recent comments from the agency regarding the use of a Bayesian approach for ACCLAIM II, a clinical trial which is being planned to support an application for U.S. market approval of the
         Celacade System for the treatment of patients with New York Heart
         Association ("NYHA") Class II heart failure. The teleconference with the FDA follows our announcement on March 3rd, stating that the FDA disagrees with the use of a Bayesian approach for the planned ACCLAIM
         II study. This is contrary to the FDA's original communication to us recommending a Bayesian study design. We have prepared and submitted a written response to the FDA's comments with respect to the use of a
         Bayesian approach in ACCLAIM II.

     -   Grupo Ferrer Internacional, S.A. ("Ferrer"), our European marketing partner, has the right to market Celacade for the treatment of chronic heart failure in certain countries of the European Union
         ("E.U.") and Latin America. Celacade has already received E.U.
         regulatory approval as a medical device under the CE Mark, which enables marketing of Celacade for the treatment of chronic heart failure in the 27 member countries of the E.U. Celacade is also the only CE Mark approved product that specifically targets the destructive chronic inflammation underlying the development and progression of heart failure. Under the CE Mark in Europe, Celacade is approved for the treatment of all NYHA Class II patients and NYHA
         Class III, & IV heart failure patients who do not have a history of prior heart attack. We currently expect that the first clinical sites in Germany will be in a position to offer Celacade therapy to patients in April 2008.
     >>

     Due to the fact that we recently provided a detailed update on corporate activities during our Annual Shareholders' Meeting on March 25, 2008, we will not host a conference call at this time. A replay of the Annual Shareholders'
Meeting presentation is available at www.vasogen.com.

     About Vasogen:

     Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
System, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade has received European regulatory approval under the CE Mark for chronic heart failure and is being marketed in the EU by Grupo Ferrer Internacional, S.A.
Celacade is also in late-stage clinical development for the treatment of chronic heart failure in the United States. Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders.
VP025 is the lead candidate from this new class of drugs.

     Certain statements contained in this press release, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, plans to advance the development of the Celacade(TM) System or VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans",
"anticipates", "believes", "estimated", "predicts", "potential", "continue",
"intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials.
You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the
U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S.
securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the
"Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2007, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and
Management's Discussion and Analysis for the three months ended February 29,
2008, will be accessible on Vasogen's Website at www.vasogen.com and will be available on SEDAR and EDGAR.

     Summary financial tables are provided below.

     <<
     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Interim Consolidated Balance Sheets
     (In thousands of Canadian dollars)

     -------------------------------------------------------------------------
                                                    February 29,  November 30,
                                                           2008          2007
     -------------------------------------------------------------------------
                                                     (Unaudited)
     Assets

     Current assets:
       Cash and cash equivalents                     $   19,930    $   23,545
       Clinical supplies                                  1,270         1,363
       Tax credits recoverable                              738         1,565
       Prepaid expenses and deposits                        600           787
       Change in fair value of forward foreign
        exchange contracts                                    -           376
     -------------------------------------------------------------------------
                                                         22,538        27,636
     Property and equipment                                 352           414
     -------------------------------------------------------------------------
                                                     $   22,890    $   28,050
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity

     Current liabilities:
       Accounts payable                              $    1,190    $    1,175
       Accrued liabilities                                3,429         3,519
       -----------------------------------------------------------------------
                                                          4,619         4,694
     Shareholders' equity
       Share capital:
         Authorized:
           Unlimited common shares, without par value
         Issued and outstanding:
          22,391,386 common shares
          (November 30, 2007 - 22,391,386)              365,670       365,670
       Warrants                                          16,725        16,725
       Contributed surplus                               22,979        22,744
       Deficit                                         (387,103)     (381,783)
       -----------------------------------------------------------------------
                                                         18,271        23,356
     Future operations
     Commitments and contingencies
     Subsequent events
     -------------------------------------------------------------------------
                                                     $   22,890    $   28,050
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Interim Consolidated Statements of Operations, Deficit and Comprehensive
     Income
     (In thousands of Canadian dollars, except per share amounts)
     (Unaudited)

     -------------------------------------------------------------------------
                                                                  Period from
                                                                   December 1,
                                            Three months ended        1987 to
                                        February 29, February 28, February 29,
                                               2008         2007         2008
     -------------------------------------------------------------------------

     Expenses:
       Research and development          $    2,778   $    3,023   $  241,695
       General and administration             2,681        3,588      119,909
       Foreign exchange loss (gain)             203         (134)      11,173
     -------------------------------------------------------------------------
     Loss before the undernoted              (5,662)      (6,477)    (372,777)
     Interest expense on senior
      convertible notes payable                   -           (5)      (1,279)
     Accretion in carrying value of
      senior convertible notes payable            -         (692)     (10,294)
     Amortization of deferred financing
      costs                                       -         (145)      (3,057)
     Loss on extinguishment of senior
      convertible notes payable                   -       (1,284)      (6,749)
     Investment income                          342          352       13,667
     Change in fair value of embedded
      derivatives                                 -          573          829
     -------------------------------------------------------------------------
     Loss and comprehensive loss for
      the period                             (5,320)      (7,678)    (379,660)
     Deficit, beginning of period:
       As originally reported              (381,783)    (351,374)      (1,510)
       Impact of change in accounting
        for stock-based compensation              -            -       (4,006)
       Impact of change in accounting
        for financial instruments on
        December 1, 2006                          -       (1,632)      (1,632)
       ----------------------------------------------------------
       As revised                          (381,783)    (353,006)

     Charge for acceleration payments
      on equity component of senior
      convertible notes payable                   -            -         (295)
     -------------------------------------------------------------------------
     Deficit, end of period              $ (387,103)  $ (360,684)  $ (387,103)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Basic and diluted loss per common
      share                              $    (0.24)  $    (0.47)  $        -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Interim Consolidated Statements of Cash Flows
     (In thousands of Canadian dollars)
     (Unaudited)

     -------------------------------------------------------------------------
                                                                  Period from
                                                                   December 1,
                                            Three months ended        1987 to
                                        February 29, February 28, February 29,
                                               2008         2007         2008
     -------------------------------------------------------------------------
     Cash provided by (used in):

     Operating activities:
       Loss for the period               $   (5,320)  $   (7,678)  $ (379,660)
       Items not involving cash:
         Amortization                            62          126        6,222
         Accretion in carrying value of
          senior convertible notes payable        -          692       10,294
         Amortization of deferred
          financing costs                         -          145        3,057
         Loss on extinguishment of
          senior convertible notes payable        -        1,284        6,749
         Change in fair value of
          embedded derivatives                    -         (573)        (829)
         Stock-based compensation               235          563        9,814
         Common shares issued for services        -            -        2,485
         Unrealized gain on forward
          foreign exchange contract               -            -         (376)
         Unrealized foreign exchange
          loss (gain)                           192         (100)      11,735
         Other                                    -            -          (35)
       Change in non-cash operating
        working capital                       1,398       (3,475)       2,349
       -----------------------------------------------------------------------
                                             (3,433)      (9,016)    (328,195)
     Financing activities:
       Shares and warrants issued for cash        -            -      326,358
       Warrants exercised for cash                -            -       16,941
       Options exercised for cash                 -            -        7,669
       Share issue costs                          -            3      (24,646)
       Issue (repayment) of senior
        convertible notes payable, net            -         (635)      38,512
       Cash released from restriction             -        3,036            -
       Paid to related parties                    -            -         (234)
       -----------------------------------------------------------------------
                                                  -        2,404      364,600
     Investing activities:
       Purchases of property and equipment        -          (30)      (2,465)
       Purchases of acquired technology           -            -       (1,283)
       Purchases of marketable securities         -            -     (244,846)
       Settlement of forward foreign
        exchange contracts                        -           10       (4,824)
       Maturities of marketable securities        -            -      240,677
       -----------------------------------------------------------------------
                                                  -          (20)     (12,741)
     Foreign exchange gain (loss) on cash
      held in foreign currency                 (182)         280       (3,734)
     -------------------------------------------------------------------------
     Increase (decrease) in cash and cash
      equivalents                            (3,615)      (6,352)      19,930
     Cash and cash equivalents, beginning
      of period                              23,545       30,427            -
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of
      period                             $   19,930   $   24,075   $   19,930
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd, Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 17:00e 03-APR-08